May 23, 2005

Ms. Regina Balderas
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-0405

Re:	Cuisine Solutions, Inc.
Form 10-K, Filed September 24, 2004
Form 10-Q Filed January 25, 2005
File No. 0-12800

Dear Ms. Balderas:

               We have received the letter (the “Comment Letter”) dated May 4, 2005 from H. Roger Schwall, Assistant Director, of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Cuisine Solutions, Inc. (the “Company”). As requested in the Comment Letter, we are submitting this letter in response to the Staff’s comments. For your convenience, we have reproduced the Staff’s comments below, numbered in accordance with the numbering from the Comment Letter. Where the Company’s response to a particular comment includes proposed revised disclosure, we have presented the proposed text marked to show changes from the disclosure in the Company’s original filing.

Form 10-Q for the quarterly period ended December 11, 2004

Note 5. Transaction with Related Parties, Page 7

1.	We understand from your response to prior comment 7 that the Chilean joint venture structured as partnership was terminated before it began operations. We note that in 2003, subsequent to the termination of the joint venture, you acquired 10% of the shares of a newly created Chilean corporation, Cuisine Solutions Chile, Inc. (“Cuisine Chile”). Please revise your disclosure to accurately describe the activities of theses entities. In this regard, note that the current disclosure suggests that you have engaged in certain related party activity during 2004 with the Chilean partnership as opposed to the Chilean corporation you describe in your response.

In response to the Staff’s comment, we supplementally advise the Staff that the Company revised the disclosure in Note 5. Transactions with Related Parties in the Form 10-Q for the quarterly period ended April 2, 2005 as follows, and the Company intends to similarly revise the disclosure in its future periodic reports:

On June 12, 2001, the Company signed an agreement with Inversiones Stefal ltda of Chile, Farmers Market Land of Germany, Inversiones Continex of Chile, and Iso-Tech Ltda of Brazil (the “parties”) to create a joint venture that was originally contemplated to be structured as a partnership, to build a sous-vide processing facility in Chile. This initial agreement was terminated without prejudice between the parties in fiscal year 2003 prior to the capitalization of the partnership. However, the parties decided to continue the project through the formation of a corporation, Cuisine Solutions Chile, S.A. (“Cuisine Solutions Chile”). The Company received a 10% interest in Cuisine Solutions Chile and is a minority shareholder of Cuisine Solutions Chile. The 10% interest was issued to the Company in consideration of certain intangible assets, such as know-how for the plant development and operations and marketing support, all of which had no carrying value on the Company’s balance sheet. Cuisine Solutions Chile is controlled by its majority shareholder and its affiliates, none of which are affiliated with the Company. The intended purpose of the facility is to produce high quality, value priced whitefish, shellfish and salmon products in Chile for the Global Retail and Foodservice markets. An agreement to market certain sous-vide products was signed by the parties and a commercial agreement regarding the purchase of certain raw materials from Cuisine Solutions Chile was signed in fiscal year 2004. The plant began operations in August 2004. During the Company’s second quarter of fiscal year 2005, Cuisine Solutions Chile conducted a capital raise from its existing shareholders. In order to maintain the Company’s 10% interest in Cuisine Solutions Chile, the Company sold equipment from its discontinued facility in Norway in exchange for a note receivable of $500,000 payable in three installments, all due before March 2005, and $500,000 in equity in Cuisine Solution Chile (determined based upon cash invested by the majority shareholder of Cuisine Solutions Chile). As of April 2, 2005, the $500,000 note has been paid in full. Management recorded a discount of $125,000 against the value of the equity received. Management believes that this discount is appropriate because there is no ready market for the stock of Cuisine Solutions Chile, Cuisine Solutions Chile has a limited operating history, and the Company’s ownership stake represents only a minority interest in Cuisine Solutions Chile. The Company’s 10% equity investment in Cuisine Solutions Chile is, therefore accounted for under the cost method as the Company does not have the ability to exercise significant influence over the operating or financial policy of Cuisine Solutions Chile.

2.	We understand from your response to prior comment 8 that you initially received your 10% equity interest in Cuisine Chile in 2003 in consideration for the contribution of certain intangible assets which had zero basis on your balance sheet. Since Cuisine Chile was an early stage enterprise and had no operating history, you believed the fair value of the 10% interest was nominal and as such did not record it on the balance sheet. According to APB Opinion No. 29, the cost of a nonmonetary asset acquired in exchange for another nonmonetary assets is the fair value of the assets surrendered to obtain it. You indicate that the intangible assets you surrendered had no book basis. However, you make no mention of the fair value of those intangible assets. Please confirm, if true, that you did consider the fair value of the intangible assets surrendered. Indicate how this consideration contributed to your decision not to record the initial 10% investment in Cuisine Chile in 2003.

In response to the Staff’s comment, we supplementally advise the Staff that the Company initially received its 10% equity interest in Cuisine Solutions Chile, S.A. (“Cuisine Solutions Chile”) in 2003 in consideration for the contribution of certain intangible assets, such as know-how for the plant development and operation and the use of the trade name “Cuisine Solutions,” all of which had zero basis on the Company’s balance sheet. The know-how that the Company contributed consisted of training in the use of the sous-vide equipment, training in the sous-vide cooking method, and an understanding of quality assurance and maintenance procedures. The fair market values of these intangible assets was not readily determinable, APB Opinion No. 29 required that the fair value of the asset received be used to measure the fair value of the asset surrendered (and the cost of the asset received) if it was more clearly evident than the fair value of the asset surrendered. Since Cuisine Solutions Chile was an early stage enterprise and had no operating history, the Company’s management believed that the fair value of the 10% equity interest was nominal and, as such, did not record it on the Company’s balance sheet.

3.	We understand from your response to prior comment 9 and related disclosures at page 8 of your Form 10-Q that during the second quarter 2005 you avoided dilution of your ownership percentage by selling equipment to Cuisine Chile at an agreed upon price of $1 million in return for (i) a short term note receivable from Cuisine Chile payable in three installments due before March 2005, and (ii) additional equity. We note that management determined the fair value of the equity to be approximately $375,000 and that you recorded a gain of approximately $571,000 in connection with the sale. Please address the following:

a)	Confirm, if true, that you have fully collected the note receivable from Cuisine Chile.

In response to the Staff’s comment, we supplementally advise the Staff that the note receivable from Cuisine Solutions Chile was fully collected by April 2, 2005. As noted in response to comment no. 1 above, we have revised our disclosures to clarify this fact.

b)	Explain in more detail how the $1 million agreed upon price was determined since you indicate that at the time of the equipment sale, the fair market value of the equipment was not readily available and as such, you were required under APB Opinion No. 29 to measure the fair value of the assets received as opposed to the asset surrendered. In this regard, confirm, if true, that the sale of equipment was conducted as an arms length transaction.

In response to the Staff’s comment, we supplementally advise the Staff that the price of the equipment sale was negotiated at arms length between the Company and Cuisine Solutions Chile to maximize each party’s respective economic interest. In this regard, we supplementally advise the Staff that the majority and other shareholders of Cuisine Solutions Chile are not affiliated with the Company nor are the Company and Cuisine Solutions Chile under common control. The $1 million agreed upon price was based, in part, on the condition of the equipment and the timing of delivery (i.e., the avoidance of a long wait for the equipment to be manufactured) that the Company was able to provide, since there is no secondary market for such equipment from which to ascertain the value of the equipment.

c)	Provide more details regarding your determination of the discount you applied to your investment in Cuisine Chile. Further support your basis that a 25% discount was appropriate and your conclusion that $375,000 was the minimum price that you could receive for your investment from another unrelated, willing party in the absence of duress.

In response to the Staff’s comment, we supplementally advise the Staff that the decision to make a $500,000 investment by the Company in Cuisine Solutions Chile was the result of the majority shareholders’ increasing the capitalization of Cuisine Solutions Chile and the Company’s desire to make its proportional contribution to retain its 10% equity ownership, as explained in response to comment no. 1 above. With the new capital infusion in Cuisine Solutions Chile, the Company maintained its 10% minority shareholder position, and continues to have no rights to participate in the operational decisions of Cuisine Solutions Chile, including purchasing strategy, pricing, manufacturing, distribution or any other aspect of the company’s operations. Cuisine Solutions Chile is a private company with no public market for its stock and a limited operating history, additionally, the Company’s equity ownership constitutes a minority position (the $500,000 was based upon cash invested by the majority shareholder to maintain its controlling interest). As such the Company’s management determined that it was appropriate to take a $125,000 discount to its $500,000 follow-on equity investment in Cuisine Solutions Chile to give effect to the minority nature of the Company’s position and the lack of marketability of this investment. As noted in response to comment no. 1 above, we have revised our disclosures to provide further details regarding how this discount was determined.

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               We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. In this regard and pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

               Thank you for diligence in ensuring that investors have the information required to make informed decisions about their investment in Cuisine Solutions. If you have any questions, please do not hesitate to call me at 703-270-2900.

Sincerely,

/s/ Stanislas Vilgrain
Stanislas Vilgrain
CEO